Filed pursuant to General Instruction II.L of Form F-10
File Number 333-278180

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 17, 2024

PRELIMINARY PROSPECTUS SUPPLEMENT

To Prospectus dated March 22, 2024

U.S.$

NUTRIEN LTD.

U.S.$  % Senior Notes due 20

U.S.$  % Senior Notes due 20

Nutrien Ltd. is offering senior notes due    , 20 , which will bear interest at the rate of  % per year (the “20 Notes”) and senior notes due    , 20 , which will bear interest at the rate of  % per year (the “20 Notes” and, together with the 20 Notes, the “Notes”). We will pay interest on the Notes semi-annually in arrears on    and     of each year, beginning on    , 2024. The 20 Notes will mature on    , 20 and the 20 Notes will mature on    , 20 . The Notes will be issued in United States (“U.S.”) dollars.

We may redeem some or all of either series of Notes at any time and from time to time at our option at the applicable redemption price indicated under “Description of the Notes – Optional Redemption” in this prospectus supplement. We may also redeem all of either series of Notes if certain changes affecting Canadian withholding taxes occur. We will be required to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). The Notes are not subject to any sinking fund provisions.

The Notes will be our direct, unsecured senior obligations and will rank pari passu as to priority of payment with all of our other outstanding senior unsecured debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. The Notes will be issued only in registered form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Investing in the Notes involves certain risks. See “Risk Factors” in this prospectus supplement beginning on Page S-7.

	Per 20 Note		Total	Per 20 Note		Total
Public offering price(1)(2)		%	$		%	$
Underwriting discounts		%	$		%	$
Proceeds to us before expenses(2)		%	$		%	$

(1)	The effective yield on the 20 Notes and 20 Notes if held to maturity will be % and %, respectively.
(2)	Plus accrued interest, if any, from , 2024, if settlement occurs after that date.

Joint Book-Running Managers

CIBC Capital Markets	Goldman Sachs & Co. LLC	J.P. Morgan	RBC Capital Markets

We are permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective purchasers should be aware that such requirements are different from those of the United States. We have prepared our financial statements that are incorporated by reference in the accompanying prospectus in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and such financial statements are subject to the auditing standards of the Public Company Accounting Oversight Board (United States). As a result, our financial statements may not be comparable to the financial statements of U.S. companies.

Owning the Notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in this prospectus supplement, and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our directors and most of our officers and the experts named in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We will not apply to list the Notes on any securities exchange or to include them in any automated quotation system. Accordingly, there are no established trading markets through which the Notes may be sold and purchasers may not be able to resell the Notes purchased hereunder. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors” in this prospectus supplement.

Under applicable Canadian securities legislation, we may be considered to be a “connected issuer” of each of CIBC World Markets Corp., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC (collectively, the “underwriters”), each of which is a direct or indirect subsidiary or affiliate of a bank or other financial institution which is a lender to us. See “Underwriting (Conflicts of Interest) – Relationships Between Nutrien and Certain Underwriters” in this prospectus supplement.

The underwriters are offering the Notes, subject to prior sale, if, as and when issued by us and accepted by them, subject to the terms and conditions of the underwriting agreement (as defined herein) and subject to the approval of certain legal matters on our behalf by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, with respect to matters of Canadian law, and by Jones Day, Atlanta, Georgia, U.S., with respect to matters of U.S. law, and on behalf of the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, U.S., with respect to matters of U.S. law. The underwriters reserve the right to withdraw, cancel or modify orders to the public and reject orders in whole or in part. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

In connection with and in order to facilitate the offering of the Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters have advised us that they propose to initially offer the Notes to the public at the public offering prices set forth on this cover page. After the initial public offering of the Notes, the underwriters may reduce the public offering prices from time to time in order to sell any of the Notes remaining unsold. Thus, the prices paid for the Notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. See “Underwriting (Conflicts of Interest)” in this prospectus supplement.

Our registered head office is located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6. We also have corporate offices at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8 and 5296 Harvest Lake Drive, Loveland, Colorado 80538.

The Notes will be available for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”) for the account of its participants, including, if applicable, Clearstream Banking S.A. (“Clearstream”) and Euroclear Bank, SA/NV (“Euroclear”), as operators for the Euroclear System, against payment in New York, New York on or about    , 2024.

The date of this prospectus supplement is     , 2024.

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is provided in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part, the accompanying prospectus, as may be amended or supplemented from time to time, provides more general information, some of which may not apply to the Notes offered hereunder. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein include important information about us, the Notes and other information you should know before investing in the Notes. In this prospectus supplement, all capitalized words used and not otherwise defined have the meanings ascribed thereto in the accompanying prospectus.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the Notes hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information” in this prospectus supplement.

If the description of the Notes or any other information varies between this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, you should rely on the information in this prospectus supplement.

We are responsible for the information contained in this prospectus supplement and contained or incorporated by reference in the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are not making an offer of Notes in any jurisdiction where such offer is not permitted by law. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any documents incorporated by reference in the accompanying prospectus or any free-writing prospectus prepared by us or on our behalf to which we may have referred you, is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

It is important for you to read and consider all information contained or incorporated by reference in the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Documents Incorporated by Reference” and “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

Information on or connected to our website, even if referred to in a document incorporated by reference in the accompanying prospectus, does not constitute part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference therein.

Other than under “Summary of the Offering” and “Description of the Notes”, in this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “Nutrien”, “we”, “us” and “our” refer to Nutrien Ltd., a corporation existing under the Canada Business Corporations Act (the “CBCA”), and its subsidiaries, any partnerships of which Nutrien Ltd. or any of its subsidiaries are the partners, and its significant equity investments and joint ventures.

CURRENCY REFERENCES AND EXCHANGE RATE INFORMATION

In this prospectus supplement and the accompanying prospectus, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus supplement and the accompanying prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average exchange rates during such periods, and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada daily average exchange rate for U.S. dollars.

	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023	2022	2021
Rate at end of period	$0.7380	$0.7389	$0.7561	$0.7383	$0.7888
Average rate for period	$0.7414	$0.7394	$0.7410	$0.7692	$0.7980
High rate for period	$0.7510	$0.7512	$0.7617	$0.8031	$0.8306
Low rate for period	$0.7357	$0.7243	$0.7207	$0.7217	$0.7727

On June 14, 2024, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada daily average exchange rate for U.S. dollars, was Cdn.$1.00 equals U.S.$0.7272.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements and information included in this prospectus supplement, the accompanying prospectus and incorporated by reference therein have been prepared in accordance with IFRS, which differs from U.S. generally accepted accounting principles. Therefore, such financial statements and information may not be comparable to financial statements and information prepared in accordance with U.S. generally accepted accounting principles. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain references to certain financial measures that are not recognized under IFRS (“non-GAAP financial measures”). These non-GAAP financial measures do not have standardized meanings prescribed by IFRS and, therefore, may not be comparable to similarly titled measures presented by other reporting issuers, and should not be construed as an alternative to other financial measures determined in accordance with IFRS. For further details regarding each such non-GAAP financial measures, see the “Appendix A - Non-GAAP Financial Measures” section in the Annual MD&A (as defined herein), the “Non-GAAP Financial Measures” section in the Interim MD&A (as defined herein) and the “Non-GAAP Financial Measures Advisory” section of the Circular (as defined herein).

The financial statements and information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein are presented in U.S. dollars, which is our presentation and functional currency and, accordingly, unless otherwise specified or the context otherwise requires, all financial statements and information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein are presented in U.S. dollars.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

The technical disclosure regarding our mineral reserves and mineral resources included in or incorporated by reference in the accompanying prospectus has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, including the meanings of “mineral reserves” and “mineral resources” ascribed thereby. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by Nutrien in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in the accompanying prospectus and the documents incorporated by reference therein that describe Nutrien’s mineral reserves and mineral resources estimates may not be comparable with information made public by U.S. companies subject to the SEC’s reporting and disclosure requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995, as amended, that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should”, “could”, “expect”, “may”, “anticipate”, “forecast”, “believe”, “intend”, “estimate”, “plan” and similar expressions. These forward-looking statements include, but are not limited to, references to the potential use of proceeds of this offering of Notes referred to under “Use of Proceeds” and the underwriters’ plan of distribution referred to under “Underwriting (Conflicts of Interest)”.

In addition to the foregoing cautionary statement, with respect to forward-looking statements contained in the accompanying prospectus and the documents incorporated by reference therein, prospective purchasers should refer to “Advisories – Forward-Looking Information” in our annual information form dated February 22, 2024 for the year ended December 31, 2023 (the “AIF”), “Forward-Looking Statements” in our management’s discussion and analysis as at and for the year ended December 31, 2023 (the “Annual MD&A”) and “Forward-Looking Statements” in our management’s discussion and analysis as at and for the three months ended March 31, 2024 (the “Interim MD&A”), as well as the advisories section of any documents incorporated by reference in the accompanying prospectus which are filed after the date of this prospectus supplement and prior to the termination of the offering of the Notes hereunder, for a description of other factors affecting such forward-looking statements.

You should review the cautionary notes regarding forward-looking statements contained in the accompanying prospectus and in the documents incorporated by reference therein in relation to forward-looking statements made in such documents. Investors are cautioned not to place undue reliance on the forward-looking statements, which involve known and unknown risks and uncertainties, including those referred to in this prospectus supplement, in the accompanying prospectus and in any documents incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this prospectus supplement, in the accompanying prospectus and in any document incorporated by reference therein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions. The key assumptions that have been made in connection with the forward-looking statements are set forth in this prospectus supplement, in the accompanying prospectus or in the relevant documents incorporated by reference therein, as applicable.

The forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein and the material risks and uncertainties that could cause actual results to differ from those expressed or implied in such forward-looking statements are discussed more fully under “Risk Factors” in this prospectus supplement and the accompanying prospectus, under “Risk Factors” in the AIF and under “Key Enterprise Risks” in the Annual MD&A, as well as the advisories section of any documents incorporated by reference in the accompanying prospectus which are filed after the date of this prospectus supplement and prior to the termination of the offering of the Notes hereunder. Consequently, all of the forward-looking statements made in this prospectus supplement and made or incorporated by reference in the accompanying prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise any forward-looking statements even if circumstances or management’s estimates or opinions should change. Accordingly, investors should not place undue reliance on forward-looking statements.

SUMMARY OF THE OFFERING

The following is a brief summary of certain of the terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer:	Nutrien Ltd.

Notes Offered:	U.S.$ aggregate principal amount of % senior notes due 20 .

U.S.$ aggregate principal amount of % senior notes due 20 .

Maturity Date:	The 20 Notes will mature on , 20 and the 20 Notes will mature on , 20 .

Interest:	The 20 Notes will bear interest from , 2024 at the rate of % per year and the 20 Notes will bear interest from , 2024 at the rate of % per year.

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on and of each year, beginning , 2024. Interest on the Notes will be payable to the holders of record of the Notes as of the immediately preceding or , respectively.

Use of Proceeds:	We intend to use the net proceeds from this offering to repay our $500 million aggregate principal amount of 5.900% senior notes (the “2024 Notes”) upon their maturity on November 7, 2024, to reduce outstanding indebtedness under our short-term credit facilities, to finance working capital and for general corporate purposes. See “Use of Proceeds” in this prospectus supplement.

Ranking:	The Notes will be our direct, unsecured senior obligations and will rank pari passu as to priority of payment with all of our other outstanding senior unsecured debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors” in this prospectus supplement. In addition, other than the restriction on liens set forth in the indenture dated as of April 10, 2018 (the ”Indenture”) between Nutrien, as issuer, and The Bank of New York Mellon, as trustee, and described in the accompanying prospectus, the Indenture does not limit the amount of secured debt that we may incur, and the Notes will be effectively subordinated in right of payment to any secured debt we may incur and to any of our other secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations. See “Description of the Notes – Ranking” in this prospectus supplement.

Optional Redemption:

Prior to   , 20  (   months prior to the maturity date of the 20  Notes), we may redeem the 20  Notes, in whole or in part, at any time and from time to time, at our option, at the applicable redemption price set forth under “Description of the Notes – Optional Redemption” in this prospectus supplement, plus accrued and unpaid interest thereon, to the date of redemption. On or

after   , 20  (   months prior to the maturity date of the 20  Notes), we may redeem the 20  Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 20  Notes to be redeemed, plus accrued and unpaid interest thereon, to the date of redemption.

Prior to , 20 ( months prior to the maturity date of the 20 Notes), we may redeem the 20 Notes, in whole or in part, at any time and from time to time, at our option, at the applicable redemption price set forth under “Description of the Notes – Optional Redemption” in this prospectus supplement, plus accrued and unpaid interest thereon, to the date of redemption. On or after , 20 ( months prior to the maturity date of the 20 Notes), we may redeem the 20 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 20 Notes to be redeemed, plus accrued and unpaid interest thereon, to the date of redemption.

Redemption for Changes in Canadian Withholding Taxes:	In the event that certain changes affecting Canadian withholding taxes occur, we will have the option to redeem either series of Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of such series, plus accrued and unpaid interest, if any, to the date of redemption and any Additional Amounts (as defined in the accompanying prospectus) that may then be payable. See “Description of Debt Securities – Tax Redemption” in the accompanying prospectus.

Additional Amounts:	Subject to certain exceptions, we generally will pay such Additional Amounts as may be necessary so that the net amount received by each holder of Notes after withholding or deduction of taxes imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or any authority or agency therein or thereof having the power to tax in respect of such Notes will not be less than the amount that such holder would have received if such taxes had not been withheld or deducted. See “Description of Debt Securities – Additional Amounts” in the accompanying prospectus.

Purchase Upon a Change of Control:	Upon the occurrence of both (i) a Change of Control (as defined in “Description of the Notes”) and (ii) a downgrade of either series of Notes below an investment grade rating by each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) within a specified period, we will be required to make an offer to purchase the Notes of such series at a price equal to 101% of the aggregate principal amount of the Notes of such series, plus accrued and unpaid interest, if any, to the date of purchase.

Further Issuances:	We may create and issue additional notes ranking equally and ratably with the Notes in all respects, so that such additional notes will be consolidated and form a single series with the 20 Notes or 20 Notes, as applicable; provided, that if such additional notes are not fungible with the Notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

Covenants:	The Notes and the Indenture contain certain covenants applicable to us. See “Description of the Notes” in this prospectus supplement.

No Trading Markets:	The Notes are new issues of securities with no established trading markets. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any markets for either series of Notes.

Form and Denomination:	The 20 Notes and 20 Notes will each be represented by one or more fully registered global notes (as defined herein) deposited with the Trustee as custodian for, and registered in the name of, Cede & Co., the nominee of DTC, or another DTC nominee. Except in the limited circumstances as described under “Book-Entry Delivery and Form”, Notes in certificated form will not be issued.

The Notes will be issued solely as registered notes issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Governing Law:	The Indenture is and the Notes will be governed by and construed in accordance with the laws of the State of New York.

Trustee:	The Bank of New York Mellon.

Risk Factors:	An investment in the Notes will be subject to various risks including those discussed under “Risk Factors” in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference therein, as well as those risks inherent to the industry in which Nutrien operates. You should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before deciding to invest in the Notes. In particular, see “Risk Factors” in the AIF and “Key Enterprise Risks” in the Annual MD&A.

Conflicts of Interest:	We intend to use the net proceeds from this offering to repay the 2024 Notes upon their maturity on November 7, 2024, to reduce outstanding indebtedness under our short-term credit facilities, to finance working capital and for general corporate purposes. See “Use of Proceeds”. Accordingly, as a consequence of their participation in the offering, certain underwriters affiliated with the banks that are lenders under the indebtedness referred to above will be entitled to receive the underwriting discounts relating to the offering of the Notes and the banks affiliated with each of those underwriters may receive certain proceeds of the offering from us as repayment of outstanding indebtedness to such banks. As a result, one or more of such underwriters and/or their affiliates may receive 5% or more of the net proceeds from the offering in the form of the repayment of indebtedness. Accordingly, this offering of Notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to FINRA Rule 5121, any underwriter with a conflict of interest will not confirm sales of the Notes to any account over which it exercises discretionary authority, without the prior written approval of the customer. The appointment of a qualified independent underwriter is not necessary in connection with the offering because the conditions of FINRA Rule 5121(a)(1)(C) are satisfied. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters and the banks did not have any involvement in such decision or determination. See “Underwriting (Conflicts of Interest) – Conflicts of Interest” in this prospectus supplement.

RISK FACTORS

An investment in the Notes will be subject to various risks including those discussed below, in the accompanying prospectus and in the documents incorporated by reference therein, as well as those risks inherent to the industry in which Nutrien operates. Discussions of certain risk factors affecting Nutrien in connection with its business are set forth in Nutrien’s disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in the accompanying prospectus. You should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before deciding to invest in the Notes. In particular, see “Risk Factors” in the AIF and “Key Enterprise Risks” in the Annual MD&A.

Risk Factors Relating to the Notes

There are no established trading markets through which either series of Notes may be sold and your ability to transfer the Notes of either series may be limited.

There is no established trading market for the Notes and holders may not be able to resell Notes purchased under this prospectus supplement and the accompanying prospectus. In addition, neither series of Notes will be listed on any securities exchange. The underwriters may make a market in either series of Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities in respect of either series of Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of Notes or that an active trading market for either series of Notes will develop. If an active trading market for either series of Notes does not develop, this may adversely affect the pricing of such series of Notes in the secondary market, the transparency and availability of trading prices, the liquidity of such series of Notes and the extent of issuer regulation.

The Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries.

The Notes are obligations of Nutrien only. As a holding company, a substantial portion of our consolidated assets are held by our subsidiaries, which means that our ability to service our debt, including the Notes, depends on the results of operations of our subsidiaries and upon the ability of those subsidiaries to provide Nutrien with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to Nutrien from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

The Notes will be structurally subordinated to all existing and future indebtedness and other obligations of Nutrien’s subsidiaries.

The Notes will be structurally subordinated to all existing and future indebtedness and other obligations incurred by our subsidiaries. As at March 31, 2024, on an adjusted basis after giving effect to the issuance and sale of the Notes offered hereby and the use of the net proceeds therefrom as described under “Use of Proceeds”, we would have had outstanding, on a consolidated basis, approximately U.S.$ million of indebtedness, U.S.$ million of which would constitute indebtedness of our subsidiaries to which the Notes would have been structurally subordinated.

In the event of a bankruptcy, examination, liquidation, administration, dissolution, reorganization or similar proceeding involving any of our subsidiaries, the assets of an affected subsidiary could not be used to pay Nutrien or make payments on either series of Notes until after:

•	all secured claims against the affected subsidiary, if any, have been fully paid; and

•	all other claims against the affected subsidiary, including trade payables, have been fully paid.

If any of the foregoing events were to occur, Nutrien cannot assure you that there will be sufficient assets to pay amounts due on either series of Notes. As a result, the holders of either series of Notes may, ratably, receive less than the holders of indebtedness of Nutrien’s subsidiaries.

We may not be able to repurchase the Notes of either series upon a Change of Control Triggering Event for such series.

Upon the occurrence of a Change of Control Triggering Event for a series of Notes, subject to certain conditions, we will be required to offer to repurchase all outstanding Notes of such series at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of Notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event in order to make required repurchases of Notes that are tendered. Our future debt instruments may contain provisions to the effect that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding thereunder and/or terminate any commitments thereunder. If the holders of the Notes of either series exercise their right to require us to repurchase all Notes of such series upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of such Notes and repayment of our other debt.

We may issue additional notes or otherwise incur additional indebtedness.

Under the terms of the Indenture that governs the Notes, we may from time to time without notice to, or the consent of, the holders of the Debt Securities (as defined in the accompanying prospectus) of a particular series, including the 20  Notes and the 20  Notes, “reopen” such series and issue additional Debt Securities of that series, which Debt Securities, if of an existing series, will be equal in rank to the Debt Securities of that series in all material respects so that the new Debt Securities may be consolidated and form a single series with such Debt Securities and have the same terms as to status, redemption or otherwise as such Debt Securities. In addition, the Indenture allows us to incur a significant amount of secured debt, which, if incurred, would be effectively senior to the Notes to the extent of the value of the collateral securing such indebtedness. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at that time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The price at which you will be able to sell your Notes of a series prior to maturity will depend on a number of factors and may be substantially less than the price at which you purchased the Notes of a series.

We believe that the value of the Notes of either series in any secondary market will be affected by the supply of, and demand for, the Notes of such series, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of either series of a change in a specific factor, assuming all other conditions remain constant.

•

U.S. Interest Rates. We expect that the market value of a series of Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of such series of Notes would decrease. We cannot predict the future level of market interest rates.

•

Our Credit Rating, Financial Condition and Results of Operations. We expect that each series of Notes will be rated by one or more nationally recognized statistical rating organizations. Any rating agency that rates a series of Notes may lower its rating or decide not to rate such series of Notes in its sole discretion. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the market value of such series of Notes. In general, if our credit rating is downgraded, the market value of a series of Notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain any rating on either series of Notes, and we therefore cannot assure you that the ratings assigned to a series of Notes will not be lowered or withdrawn by the assigning rating agency at any time thereafter.

Furthermore, the credit ratings assigned to either series of Notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, such series of Notes. In addition, real or anticipated changes in our credit ratings will generally affect trading markets, if any, for, or trading value of, such series of Notes. Current market volatility, inflation and general macroeconomic instability, including as a result of the war between Ukraine and Russia and the conflict in the Middle East, could also have an adverse effect on the market value of the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances.

We have made only limited covenants in the Indenture.

The Indenture that governs the Notes does not:

•	establish a sinking fund for, or security, including any secured guarantees by our subsidiaries on, the Notes;

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows, liquidity or credit ratings and, accordingly, does not protect holders of the Notes in the event that we incur operating losses or other liquidity constraints;

•	limit our ability to incur any indebtedness, including indebtedness generally or any indebtedness that is equal in priority of payment to the Notes;

•	limit our subsidiaries’ ability to incur indebtedness generally or indebtedness that would effectively rank senior to the Notes;

•

restrict our ability to enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes;

•	restrict our ability generally to pledge our assets or those of our subsidiaries;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Notes.

NUTRIEN

We are an integrated provider of crop inputs and services, playing a critical role in helping growers around the globe increase food production in a sustainable manner. We supply growers through our leading global Retail (as defined below) network – including crop nutrients, crop protection products, seed and merchandise, as well as agronomic and application services. We operate more than 2,000 Retail selling locations across the U.S, Canada, Australia and South America.

Nutrien is the world’s largest provider of crop inputs and services, producing potash, nitrogen and phosphate. We sold approximately 26 million tonnes of manufactured fertilizer in 2023 from our production facilities in Canada, the U.S and Trinidad.

As of December 31, 2023, we estimate our Potash operations represented 20 percent of global potash nameplate capacity, our Nitrogen operations represented two percent of global nitrogen nameplate capacity and our Phosphate operations represented approximately three percent of global phosphate nameplate capacity.

We report our results in four operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. For a description of our business and operating segments, see “Description of the Business” in the AIF and “Our Company – Operating Segments”, “Results – 2023 Nutrien Ag Solutions (“Retail”) Financial Performance”, “Results – 2023 Potash Financial Performance”, “Results – 2023 Nitrogen Financial Performance” and “Results – 2023 Phosphate Financial Performance” in the Annual MD&A.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at March 31, 2024 on an actual basis and on an as adjusted basis after giving effect to the issuance and sale of the Notes offered by this prospectus supplement and the use of the net proceeds therefrom as described under “Use of Proceeds”.

You should read the following table in conjunction with our Annual MD&A, Interim MD&A, the Annual Financial Statements and the Interim Financial Statements. Other than as set forth below, there has been no material change in our consolidated share and loan capital since March 31, 2024.

	As at March 31, 2024
U.S. dollars (millions)	Actual	As adjusted
Cash and cash equivalents	496

Short-term debt(1)(2)	2,835
Current portion of long-term debt	513
Long-term debt(3)(4)(5)	8,910
20 Notes offered hereby(6)	—
20 Notes offered hereby(6)	—
Total debt	12,258

Share capital(7)(8)	13,840	13,840
Contributed surplus	85	85
Accumulated other comprehensive loss	(395)	(395)
Retained earnings	11,423	11,423
Non-controlling interest	43	43
Total shareholders’ equity	24,996	24,996

Total capitalization	37,254

Notes:

(1)

As at March 31, 2024, we had short-term debt of U.S.$2,835 million, comprised of nil drawn on our U.S.$4,500 million unsecured North American revolving term credit facility (the “US$4.5 Billion Nutrien Credit Facility”), nil drawn on our U.S.$1,500 million unsecured North American revolving term credit facility (the ”US$1.5 Billion Nutrien Credit Facility” and together with the US$4.5 Billion Nutrien Credit Facility, the “Nutrien Credit Facilities”), nil drawn on our U.S.$1,000 million North American uncommitted revolving demand facility (the “US$1.0 Billion Nutrien Credit Facility”), U.S.$100 million drawn on our U.S.$500 million uncommitted accounts receivable repurchase facility (the “US$500 Million Nutrien Repurchase Facility”), U.S.$1,963 million of commercial paper issued under our U.S.$4,500 million commercial paper program and U.S.$645 million of borrowings under our approximately U.S.$1,350 million of other credit facilities in the U.S., Europe, Australia and South America. As at March 31, 2024, we were authorized to issue commercial paper under our U.S.$4,500 million commercial paper program, with the amount available thereunder limited at any time to the availability of backup funds under the US$4.5 Billion Nutrien Credit Facility and excess cash invested in highly liquid securities. See Note 17 to our audited annual consolidated financial statements as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the report of the auditors thereon (the “Annual Financial Statements”) and Note 6 to our unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2024 and 2023, together with the notes thereto (the “Interim Financial Statements”).

(2)

Principal covenants and events of default under the Nutrien Credit Facilities include a requirement to maintain a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. We were in compliance with all covenants under the Nutrien Credit Facilities as at March 31, 2024.

(3)

On April 10, 2018, we exchanged an aggregate of U.S.$7,578 million of senior notes of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and debentures of Agrium Inc. (“Agrium”), other than Agrium’s U.S.$125 million aggregate principal amount of 7.800% debentures due 2027, for the same amount of new senior notes issued by Nutrien. The senior notes issued by Nutrien have interest rates and maturities identical to those of the applicable exchanged series of senior notes or debentures. A small portion of senior notes and debentures, including Agrium’s 7.800% debentures due 2027, were not exchanged and remain obligations of PotashCorp and Agrium, respectively.

(4)

As at March 31, 2024, we had seventeen outstanding tranches of unsecured senior notes in the aggregate principal amount of U.S.$9,052 million, comprised of: (i) the 2024 Notes; (ii) U.S.$500 million 3.000% senior notes due 2025; (iii) U.S.$500 million 5.950% senior notes due 2025; (iv) U.S.$500 million 4.000% senior notes due 2026; (v) U.S.$750 million 4.900% senior notes due 2028; (vi) U.S.$750 million 4.200% senior notes due 2029; (vii) U.S.$500 million 2.950% senior notes due 2030; (viii) U.S.$450 million 4.125% senior notes due 2035; (ix) U.S.$212 million 7.125% senior notes due 2036; (x) U.S.$500 million 5.875% senior notes due 2036; (xi) U.S.$500 million 5.625% senior notes due 2040; (xii) U.S.$401 million 6.125% senior notes due

2041; (xiii) U.S.$500 million 4.900% senior notes due 2043; (xiv) U.S.$489 million 5.250% senior notes due 2045; (xv) U.S.$750 million 5.000% senior notes due 2049; (xvi) U.S.$500 million 3.950% senior notes due 2050; and (xvii) U.S.$750 million 5.800% senior notes due 2053. As at March 31, 2024, Agrium’s U.S.$120 million aggregate principal amount of 7.800% debentures due 2027 were also outstanding. See Note 18 of our Annual Financial Statements.

(5)

Our unsecured senior notes require us to comply with certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. We were in compliance with these covenants as at March 31, 2024.

(6)	Excluding the underwriting discounts of approximately U.S.$ million with respect to the Notes and estimated offering expenses payable by us of approximately U.S.$2.6 million.

(7)

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series. As at June 13, 2024, there were 494,688,615 common shares and no preferred shares outstanding.

(8)	As at May 7, 2024, we had options outstanding to purchase an aggregate of 3,752,004 common shares at a weighted average exercise price of U.S.$56.31.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of Notes will be approximately U.S.$  million after deducting the underwriting discounts of approximately U.S.$  million and the estimated offering expenses payable by us of approximately U.S.$2.6 million. We intend to use the net proceeds from this offering to repay the 2024 Notes upon their maturity on November 7, 2024, to reduce outstanding indebtedness under our short-term credit facilities, to finance working capital and for general corporate purposes. Our short-term borrowings over the past two years were used to fund certain capital expenditures, working capital requirements and for general corporate purposes. See “Consolidated Capitalization” in this prospectus supplement.

EARNINGS COVERAGE RATIO

The following earnings coverage ratios are calculated on a consolidated basis for the twelve month period ended December 31, 2023, based on the Annual Financial Statements, and March 31, 2024, based on the Interim Financial Statements. The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on financial information prepared in accordance with IFRS.

The earnings coverage ratios for the twelve month periods ended December 31, 2023 and March 31, 2024 have been adjusted to give effect to the issuance and sale of the Notes offered by this prospectus supplement and the use of the net proceeds of the offering of Notes as described under “Use of Proceeds”. Adjustments for normal course issuances and repayments of financial liabilities, including additional borrowings and repayments of short-term debt under the Nutrien Credit Facilities and our other credit facilities, subsequent to December 31, 2023 or March 31, 2024, as applicable, would not materially affect the earnings coverage ratios set out below. The earnings coverage ratios set out below do not purport to be indicative of an earnings coverage ratio for any future periods. See “Use of Proceeds” and “Consolidated Capitalization” in this prospectus supplement.

	December 31, 2023	March 31, 2024
Earnings coverage ratio(1)	times	times

Note:

(1)

Earnings coverage is equal to our consolidated net earnings attributable to shareholders before borrowing costs and income taxes divided by our borrowing costs for the twelve month periods ended December 31, 2023 and March 31, 2024, as applicable, subject to the adjustments described above.

After adjusting for the issuance and sale of the Notes offered by this prospectus supplement and the use of the net proceeds of the offering of Notes as described under “Use of Proceeds”, our borrowing costs amounted to approximately U.S.$  million and U.S.$  million for the twelve month periods ended December 31, 2023 and March 31, 2024, respectively, and our consolidated net earnings attributable to shareholders of Nutrien before borrowing costs and income tax expense for the twelve month periods ended December 31, 2023 and March 31, 2024 was approximately U.S.$  million and U.S.$  million, respectively, which is   times and   times our adjusted borrowing costs requirements for such periods, respectively.

DESCRIPTION OF THE NOTES

In this “Description of the Notes”, all references to “Nutrien”, “we”, “us” and “our” refer to Nutrien Ltd. excluding, unless otherwise stated or the context otherwise requires, its subsidiaries, any partnerships of which Nutrien Ltd. or any of its subsidiaries are the partners, or any of its significant equity investments and joint ventures. All capitalized words used under this “Description of the Notes” and not defined herein have the meanings ascribed thereto in the accompanying prospectus.

The following is a description of the principal terms of the Notes. This description does not purport to be complete and is subject to the Indenture between us and the Trustee. The Indenture is subject to and governed by the CBCA and, consequently, is exempt from certain provisions of the U.S. Trust Indenture Act of 1939, as amended (the “U.S. Trust Indenture Act”), by virtue of Rule 4d-9 thereunder. A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus supplement forms a part. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities as set forth under “Description of Debt Securities” in the accompanying prospectus with respect to the Notes offered hereby.

General

Payment of the principal, Additional Amounts, if any, redemption amounts, if any, and interest on the Notes will be made in U.S. dollars.

The 20  Notes offered by this prospectus supplement will initially be issued in an aggregate principal amount of U.S.$     million and will bear interest at the rate of  % per year and the 20  Notes offered by this prospectus supplement will initially be issued in an aggregate principal amount of U.S.$     million and will bear interest at the rate of  % per year.

We will pay interest on the 20  Notes semi-annually in arrears on      and      of each year, beginning on     , 2024 or from the most recent date to which interest has been paid or provided for, to the registered holders of the 20  Notes on the preceding      or     , respectively. We will pay interest on the 20  Notes semi-annually in arrears on      and      of each year, beginning on     , 2024 or from the most recent date to which interest has been paid or provided for, to the registered holders of the 20  Notes on the preceding      or     , respectively. The 20  Notes will mature on     , 20  and the 20  Notes will mature on     , 20 .

The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any interest payment date, redemption date or the maturity date of either series of Notes falls on a day that is not a Business Day, the related payment of principal, Additional Amounts, if any, redemption amounts, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of the Notes, as the case may be.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or required by law or regulation (including any executive order) to close.

We may from time to time without notice to, or the consent of, the holders of the Notes of a particular series, including the 20  Notes and the 20  Notes, “reopen” such series and issue additional Notes of that series. We may issue up to U.S.$  billion principal amount of Debt Securities pursuant to the accompanying prospectus, after taking into account the Notes offered hereby, and could amend the accompanying prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

The Notes will not be entitled to the benefits of any sinking fund.

The 20  Notes and the 20  Notes will each be represented by one or more permanent global certificates (the “global notes”) in definitive, fully registered form without interest coupons and registered in the name of Cede & Co., the nominee of DTC, or another DTC nominee. Except as described below and under “Book-Entry Delivery and Form”, Notes in definitive form will not be issued.

The nominee of DTC, as holder of record of the global notes, will be entitled to receive payments of principal, Additional Amounts, if any, redemption amounts, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “Book-Entry Delivery and Form” below. In the event that Notes are issued in definitive form, principal, Additional Amounts, if any, redemption amounts, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at an office or agency of the Trustee in New York, New York, except that, at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.

The Notes will be issued solely as registered notes issuable in denominations of U.S.$2,000 in principal amount and integral multiples of U.S.$1,000 in excess thereof. No service charge will be made for any transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

The Notes will be our direct, unsecured senior obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured senior debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors – Risks Related to the Notes – The Notes are obligations of Nutrien only, but our operations are conducted through, and a substantial portion of our consolidated assets are held by, our subsidiaries” and “Risk Factors – Risks Related to the Notes – The Notes will be structurally subordinated to all existing and future indebtedness and other obligations of Nutrien’s subsidiaries”. In addition, other than the restriction on liens set forth in the Indenture and described in the accompanying prospectus, the Indenture does not limit the amount of secured debt that we may incur, and the Notes will be effectively subordinated in right of payment to any secured debt we may incur and to any of our other secured obligations, in each case to the extent of the value of the collateral securing such debt or other obligations.

As at March 31, 2024, we had approximately U.S.$13,115 million of indebtedness outstanding that ranks equally with the Notes. As at March 31, 2024, on an adjusted basis after giving effect to the issuance and sale of the Notes offered hereby and the use of the net proceeds of the offering of Notes as described under “Use of Proceeds”, we would have had outstanding, on a consolidated basis, approximately U.S.$  million of indebtedness, U.S.$  million of which would constitute indebtedness of our subsidiaries to which the Notes would have been structurally subordinated.

Optional Redemption

The 20  Notes will be redeemable, in whole or in part, at any time and from time to time, at our option. Prior to   , 20  (the “20  Notes Par Call Date”), being the date that is   months prior to the maturity date of the 20  Notes, the 20  Notes will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 20  Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 20  Notes to be redeemed that would be due if such 20  Notes matured on the 20  Notes Par Call Date but for the redemption, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus      basis points, less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest thereon to the date of redemption. If the 20  Notes are redeemed on or after the 20  Notes Par Call Date, they may be redeemed, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the 20  Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption.

The 20  Notes will be redeemable, in whole or in part, at any time and from time to time, at our option. Prior to     , 20  (the “20  Notes Par Call Date”), being the date that is   months prior to the maturity date of the 20  Notes, the 20  Notes will be redeemable, in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 20  Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 20  Notes to be redeemed that would be due if such 20  Notes matured on the 20  Notes Par Call Date but for the redemption, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus      basis points, less interest accrued to the date of redemption, plus, in either case, accrued and unpaid interest thereon to the date of redemption. If the 20  Notes are redeemed on or after the 20  Notes Par Call Date, they may be redeemed, in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the 20  Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the yield determined by Nutrien in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Nutrien after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15 TCM”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Nutrien shall select, as applicable: (i) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date of the 20  Notes or the 20  Notes, as applicable (the “Remaining Life”); (ii) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date of the 20  Notes or the 20  Notes, as applicable, on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (iii) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Nutrien shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date of the 20  Notes or the 20  Notes, as applicable. If there is no United States Treasury security maturing on the maturity date of the 20  Notes or the 20  Notes, as applicable, but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date of the 20  Notes or the 20  Notes, as applicable, one with a maturity date preceding the maturity date of the 20  Notes or the 20  Notes, as applicable, and one with a maturity date following the maturity date of the 20  Notes or the 20  Notes, as applicable, Nutrien shall select the United States Treasury security with a maturity date preceding the maturity date of the 20  Notes or the 20  Notes, as applicable. If there are two or more United States Treasury securities maturing on the maturity date of the 20  Notes or the 20  Notes, as applicable, or two or more United States Treasury securities meeting the criteria of the preceding sentence, Nutrien shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Nutrien’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes of a series to be redeemed.

In the case of a partial redemption, selection of the Notes of a series for redemption will be made on a pro rata basis (subject to DTC procedures) unless otherwise required by law, DTC or applicable stock exchange requirements and which may provide for the selection for redemption of portions of the principal of Notes of such series. No Notes of a series of a principal amount of $2,000 or less will be redeemed in part. If any Note of a series is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes of a series shall be done in accordance with the policies and procedures of the depositary.

Unless Nutrien defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Change of Control

If a Change of Control Triggering Event occurs with respect to the Notes of either series, unless we have exercised our right to redeem the Notes of such series, as described above, holders of the Notes of such series will have the right to require us to repurchase all or any part equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof of the Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the Notes of such series repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”), subject to the right of holders of such Notes being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at our option, prior to a Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of the Notes of such series, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes of such series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditional on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. We must comply with the requirements of Rule 14e-1 under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of such Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date for a series of Notes, we will be required to:

•	accept for payment all Notes of such series or portions of Notes of such series properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes of such series or portions of Notes of such series properly tendered; and

•

deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes of such series or portions of Notes of such series being purchased.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event for a series of Notes if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all Notes of such series properly tendered and not withdrawn under its offer.

An event of default with respect to the series of securities of which the Notes form a part shall be deemed to occur upon the failure by us to comply with the terms of the covenant set forth in this “Description of the Notes – Change of Control”. If such an event of default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the outstanding series of securities of which the Notes form a part may declare the principal amount of the Notes and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by such holders), and upon any such declarations the principal amount of the Notes and all interest thereon shall become immediately due and payable. The consent of holders of not less than a majority in principal amount of the outstanding series of securities of which the Notes form a part is required to (i) modify or amend the provisions of this section (including the provisions of this paragraph), and (ii) waive a past default or event of default on account of a breach of our obligations under this section.

The Change of Control Triggering Event may in certain circumstances make more difficult or discourage a sale or takeover of Nutrien. We could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

We may not have sufficient funds to repurchase all of the Notes upon a Change of Control Triggering Event. See “Risk Factors – Risks Related to the Notes – We may not be able to repurchase the Notes of either series upon a Change of Control Triggering Event for such series”.

For purposes of the foregoing discussion of a repurchase at the option of holders of a series of Notes, the following definitions are applicable:

“Below Investment Grade Rating Event” means the Notes of such series are rated below an Investment Grade Rating by each of the Rating Agencies, on any date from the earlier of (i) the date of the Change of Control and (ii) the date of the public notice of an arrangement or transaction that could result in a Change of Control, until the end of the 60-day period following such date, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by either of the Rating Agencies (as defined below) if the other Rating Agency has already lowered its ratings on the Notes of such series as aforesaid, such extension to continue for so long as consideration for a possible downgrade continues by such Rating Agency. Notwithstanding the foregoing, a rating below an Investment Grade Rating shall not be deemed to have occurred with respect to a Change of Control (and thus shall not result in a Change of Control Triggering Event) if the Rating Agency making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform us in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of the applicable Change of Control (whether or not the actual Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (i) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our subsidiaries taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the U.S. Exchange Act) other than us or any of our subsidiaries; (ii) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the U.S. Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act), directly or indirectly, of more than 50% of our common shares or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (iii) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding common shares or such other person’s outstanding common shares are converted into or exchanged for cash, securities or other property, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (iv) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned Subsidiary of a Person and (ii) the direct or indirect holders of the common shares of such Person immediately following that transaction are substantially the same as the holders of our common shares, or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, immediately prior to that transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the Notes of such series.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or the equivalent investment grade credit rating from any other Rating Agency.

“Rating Agencies” means (i) each of Moody’s and S&P and (ii) if either of Moody’s or S&P ceases to rate the Notes of such series or fails to make a rating of the Notes of such series publicly available for any reason, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the U.S. Exchange Act, selected by us as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

The Trustee

The Bank of New York Mellon is the trustee under the Indenture.

BOOK-ENTRY DELIVERY AND FORM

General

The Notes will be issued in registered, global form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. Initially, the Notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. The global notes will be issued only against payment in immediately available funds.

The global notes will be deposited upon issuance with the Trustee as custodian for DTC in New York, New York, and registered in the name of Cede & Co., the nominee of DTC, or another DTC nominee for credit to an account of a direct or indirect participant in DTC, as described under “– Depositary Procedures”.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described under “– Exchange of Book-Entry Notes for Certificated Notes”.

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We do not take any responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants”, and to facilitate the clearance and settlement of transactions in those securities among DTC’s participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants”. Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants, which include Euroclear and Clearstream.

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank, SA/NV under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Pursuant to the procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in the global notes will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the global notes to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the global notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes.

Consequently, neither we nor the Trustee nor any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. The account of each relevant participant is credited with an amount proportionate to the amount of its interest in the principal amount of the global notes as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices, and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

Although DTC has agreed to the procedures described above to facilitate transfers of interests in the global notes among participants in DTC, DTC is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued or changed at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

The global notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•

(i) DTC notifies us that it is unwilling or unable to continue as depositary for the global notes and we fail to appoint a successor depositary within 90 days or (ii) DTC has ceased to be a clearing agency registered under the U.S. Exchange Act; or

•	we notify the Trustee in writing that we have elected to cause the issuance of certificated notes under the Indenture.

In all cases, certificated notes delivered in exchange for the global notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Payment and Paying Agents

Payments on the global notes will be made in U.S. dollars by wire transfer. If we issue definitive Notes, the holders of definitive Notes will be able to receive payments of principal of and interest on their Notes at the office of our paying agent. Payment of principal of a definitive Note may be made only against surrender of the Note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of Note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a Note is registered at the close of business on the record date for the interest payment.

The Trustee will be designated as our paying agent for payments on the Notes. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the Notes will be given to DTC, as the registered holder of the global notes. In the event that the global notes are exchanged for Notes in definitive form, notices to holders of the Notes will be sent electronically or mailed by first-class mail, postage prepaid, to the addresses that appear on the register of Note holders maintained by the registrar.

The Trustee

The Trustee’s current address is 240 Greenwich Street, New York, New York 10286. The Indenture provides that, except during the continuance of an event of default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an event of default, the Trustee must exercise such rights and powers vested in it as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and provisions of the U.S. Trust Indenture Act incorporated by reference in the Indenture contain limitations on the rights of the Trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with us or any of our affiliates. If the Trustee acquires any conflicting interest (as defined in the Indenture or in the U.S. Trust Indenture Act), it must eliminate that conflict or resign.

Governing Law

The Indenture is and the Notes will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

PRIOR SALES

No senior notes, or securities convertible into senior notes, have been distributed by Nutrien in the twelve month period prior to the date of this prospectus supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only, is not exhaustive and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult their own tax advisors for advice with respect to the income tax consequences to them of purchasing, owning or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary addresses the principal Canadian federal income tax considerations to a holder who acquires Notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable tax treaty and at all relevant times, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with and is not affiliated with Nutrien, the underwriters and with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of Notes, (iii) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, (iv) is not a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of Nutrien and deals at arm’s length with any “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Nutrien, and (v) is entitled to receive all payments made in respect of the Notes (including all principal and interest) (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom Nutrien does not deal at arm’s length (within the meaning of the Tax Act).

This summary is based on the current provisions of the Tax Act and the regulations thereunder, the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules included in Proposed Amendments released on November 28, 2023 to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in such Proposed Amendments) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of a Note under, or in connection with, a “structured arrangement” (as defined in such Proposed Amendments), or (iii) in respect of which Nutrien is a “specified entity”. Such Non-Resident Holder should consult their own tax advisors.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should be, construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the Notes.

Under the Tax Act, amounts paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes and proceeds received by a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest, premium or principal on the disposition of a Note, including a redemption, purchase for cancellation and payment on maturity will be exempt from Canadian withholding tax. A Non-Resident Holder will not be subject to any other tax under the Tax Act in respect of the receipt of interest, premium, or principal on the Notes, or the proceeds of disposition received by a Non-Resident Holder on a disposition of the Notes, including a redemption, purchase for cancellation, and payment on maturity.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes acquired in this offering for cash at their “issue price” (the first price at which a substantial amount of the Notes is sold for cash, excluding sales to bond houses, brokers, or similar persons acting in the capacity of underwriters, placement agents or wholesalers) and held as capital assets (generally, property held for investment purposes) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the ”Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances (such as the effects of Section 451(b) of the Code conforming the timing of certain income accruals to financial statements), nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, traders in securities who elect to mark-to-market their securities, U.S.

expatriates, persons to whom the alternative minimum tax applies, partnerships or other pass-through entities (or investors therein), U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, and persons that participate in this offering and are also beneficial owners of our 2024 Notes being redeemed or such other debt which is being partially or wholly repaid with the proceeds of this offering as described above in “Use of Proceeds.” In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes, nor does it discuss U.S. federal non-income tax law (such as gift, estate or inheritance taxes), or state, local or non-U.S. tax law. Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder and rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those described herein. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not take a different position from any of the tax consequences described in this summary or that any such position would not be sustained.

Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences of an investment in the Notes in light of their particular circumstances, as well as any consequences arising under the laws of any state or of any local or non-U.S. taxing jurisdiction, the applicability of any tax treaties, and the possible effects of changes in U.S. or other tax laws.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is or is treated for U.S. federal income tax purposes as (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury regulations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a Note that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A holder that is a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding a Note should consult its own tax advisors.

Notes Subject to Contingency

In certain circumstances, we may be required to pay amounts in excess of the principal and stated interest payable on the Notes (see “Description of the Notes – Change of Control” in this prospectus supplement and “Description of Debt Securities – Additional Amounts” in the accompanying prospectus). It is possible that the potential for such excess payments could implicate the provisions of U.S. Treasury regulations relating to “contingent payment debt instruments”. If the Notes were characterized as contingent payment debt instruments, a holder might, among other things, be required to accrue interest income in different amounts and at different times than the stated interest on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

Pursuant to the applicable U.S. Treasury regulations, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of its issue date) are ignored. We believe that the possibility of the payment of such additional amounts is remote and/or incidental. Accordingly, we do not intend to treat the Notes as contingent payment debt instruments. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that the Notes are not treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the possible application of the special rules related to contingent payment debt instruments.

Tax Treatments of U.S. Holders

Payments of Interest

Interest on a Note (including any amount withheld as non-U.S. withholding tax and any Additional Amounts) generally will be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and will generally be considered “passive category income” in most cases. The rules governing foreign tax credits are complex, and investors are urged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

In addition, if either series of the Notes is issued for an amount less than the principal amount and the difference is at least a statutorily defined de minimis amount (specifically, the de minimis amount is 0.25% of the principal amount of that series of Notes multiplied by the number of complete years to maturity for such series), a U.S. Holder will be required to include the difference in income as original issue discount in respect to that series of Notes. It is anticipated, and this discussion assumes, that the Notes will be issued with less than a de minimis amount of original issue discount for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in the Note generally will be the amount paid for the Note, reduced by any cash payments received in respect of the Note other than stated interest. Such gain or loss generally will constitute long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current U.S. federal income tax law, long-term capital gains of non-corporate taxpayers (including individuals) generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source. The rules governing foreign tax credits are complex and investors are urged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Additional Tax on Net Investment Income

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 % tax on all or a portion of their “net investment income” (or, in the case of an estate or trust, undistributed “net investment income”), which includes, among other things, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the potential application of this additional tax to their investment in the Notes.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on the Notes and payments of the proceeds of sales made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at a rate of 24%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number (generally on a properly completed and executed IRS Form W-9) or otherwise fails to comply with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may be refundable to the extent it exceeds such liability, provided the required information is furnished to the IRS in a timely manner. U.S. Holders are urged to consult their own tax advisors regarding the potential application of backup withholding, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of certain thresholds generally are required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by certain financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. The Notes may be subject to these rules. U.S. Holders are urged to consult their own tax advisors regarding the potential application of this reporting requirement to their ownership of the Notes.

Tax Treatment of Non-U.S. Holders

Payments of Interest

Subject to the discussion below, including under “—Backup Withholding and Information Reporting,” payments to a Non-U.S. Holder of interest on a Note generally will not be subject to U.S. federal income tax unless such interest is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Notes is effectively connected with such trade or business, then, unless an applicable income tax treaty provides otherwise, such Non-U.S. Holder generally will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described above (but without regard to the additional tax on “net investment income”). In addition, if such Non-U.S. Holder is a corporation, such Non-U.S. Holder may be subject to a branch profits tax at a rate of 30% (or such lower rate provided in an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, subject to adjustments.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below, including under “—Backup Withholding and Information Reporting,” any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Note generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (and, if an applicable income tax treaty so requires, such gain is attributable to such Non-U.S. Holder’s permanent establishment or fixed base in the United States); or

•	such Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year in which the Note is disposed and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above generally will be subject to tax on the net gain derived from the sale, exchange, redemption, retirement or other taxable disposition of a Note in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described above (but without regard to the additional tax on “net investment income”), unless an applicable income tax treaty provides otherwise. If such Non-U.S. Holder is a corporation, such Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% (or such lower rate provided in an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, subject to adjustments.

A Non-U.S. Holder described in the second bullet point above generally will be subject to a 30% tax on the gain derived from the sale, exchange, redemption, retirement or other taxable disposition of a Note, which may be offset by certain U.S.-source capital losses.

If any portion of the gain realized on a sale, exchange, redemption, retirement or other taxable disposition of a Note is attributable to accrued but unpaid interest, such portion will be taxed as interest, as described above under “Tax Treatment of Non-U.S. Holders—Payments of Interest”.

Backup Withholding and Information Reporting

In certain circumstances, a Non-U.S. Holder may be subject to information reporting and/or backup withholding tax (currently at a rate of 24%) on payments of interest on, and the proceeds from a disposition (including redemption or retirement) of, the Notes, unless such Non-U.S. Holder certifies its non-U.S. status under penalty of perjury on a properly completed and executed IRS Form W-8BEN, W-8BEN-E or other appropriate W-8, as applicable, or otherwise satisfies and establishes the requirements of an exemption.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules generally will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may be refundable to the extent it exceeds such liability, provided the required information is furnished to the IRS in a timely manner. Non-U.S. Holders are urged to consult their own tax advisors regarding the potential application of backup withholding, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

UNDERWRITING (CONFLICTS OF INTEREST)

We intend to offer the Notes through the underwriters. CIBC World Markets Corp., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC (collectively, the “representatives”) are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters (the “underwriting agreement”), we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase severally and not jointly, the principal amount of Notes listed opposite the underwriters’ names below.

Underwriter	Principal Amount of 20 Notes	Principal Amount of 20 Notes
U.S. dollars
CIBC World Markets Corp.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Total

The terms of the offering of the Notes, including the price of each series of the Notes, were established through negotiations between us and the underwriters.

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions, following: (i) any material adverse changes in the condition, business, properties or results of operations of Nutrien; (ii) any downgrading in the rating of any debt securities of Nutrien or any public announcement of surveillance or review of its rating of any debt securities of Nutrien (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) a suspension of trading of Nutrien’s securities on certain stock exchanges; (iv) any banking moratorium declared by U.S., Canadian or New York authorities; or (v) any outbreak or escalation of major hostilities in which the United States or Canada is involved, any declaration of war by U.S. Congress or the Government of Canada or any other substantial national or international calamity or emergency, which, in the judgment of the representatives, makes it impractical or inadvisable to proceed with completion of the offering or the sale of and payment for the Notes.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the Notes will be made to investors on or about    , 2024, which will be the third business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.

The Notes are not being sold, directly or indirectly, in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any of the Notes purchased by it in Canada or to any resident of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The underwriters have advised us that they propose to offer the Notes to the public at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at those prices, less a concession not in excess of  % of the principal amount of the 20  Notes and   % of the principal amount of the 20  Notes. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers not in excess of   % of the principal amount of the 20  Notes and   % of the principal amount of the 20  Notes. After the initial public offering, the public offering prices, concessions and discounts may be changed by the underwriters. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The expenses of the offering, not including the underwriting discounts, are estimated to be approximately U.S.$2.6 million and are payable by us.

New Issue of Notes

The Notes are new issues of securities with no established trading markets. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. The underwriters may make a market in either series of Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities in respect of either series of Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of Notes or that an active trading market for either series of Notes will develop. If an active trading market for either series of Notes does not develop, the market price and liquidity of such series the Notes may be adversely affected.

Price Stabilization and Short Positions

In connection with this offering of Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of any series of Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of such series of Notes. If the underwriters create a short position in a series of Notes in connection with this offering of Notes (i.e., if they sell more Notes of such series than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes of such series in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes of any series. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships Between Nutrien and Certain Underwriters

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Under applicable Canadian securities legislation, we may be considered to be a “connected issuer” of CIBC World Markets Corp., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC, each of which is a direct or indirect wholly-owned or majority-owned subsidiary or affiliate of a bank or other financial institution (the “banks”) which is a lender to us under any of our US$4.5 Billion Nutrien Credit Facility, US$1.5 Billion Nutrien Credit Facility, US$1.0 Billion Nutrien Credit Facility, US$500 Million Nutrien Repurchase Facility or approximately U.S.$1,350 million of other credit facilities in the U.S., Europe, Australia and South America, as applicable, and to which we may become materially indebted. As at March 31, 2024, we were indebted to the banks under these credit facilities for approximately U.S.$745 million. We also reserve capacity under the US$4.5 Billion Nutrien Credit Facility for amounts of commercial paper outstanding under our commercial paper program. As at March 31, 2024 we had approximately U.S.$1,963 million of commercial paper outstanding.

As at the date hereof, the credit facilities are unsecured and we are in compliance with the terms of such credit facilities and none of the lenders have waived any material breach by us of such agreements since their execution. Further, our financial position has not changed substantially or adversely since their execution. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. The offering of the Notes has not been required, suggested or consented to by a lender. As a consequence of the sale of the Notes under this prospectus supplement, each of the underwriters will receive discounts on the principal amount of any Notes.

Conflicts of Interest

We intend to use the net proceeds from this offering to repay the 2024 Notes upon their maturity on November 7, 2024, to reduce outstanding indebtedness under our short-term credit facilities, to finance working capital and for general corporate purposes. See “Use of Proceeds”.

Accordingly, as a consequence of their participation in the offering, certain underwriters affiliated with the banks that are lenders under the indebtedness referred to above will be entitled to receive the underwriting discounts relating to the offering of the Notes and the banks affiliated with each of those underwriters may receive certain proceeds of the offering from us as repayment of such outstanding indebtedness to such banks. As a result, one or more of such underwriters and/or their affiliates may receive 5% or more of the net proceeds from the offering in the form of the repayment of indebtedness. Accordingly, this offering of Notes is being made pursuant to Rule 5121 of the FINRA. Pursuant to FINRA Rule 5121, any underwriter with a conflict of interest will not confirm sales of the Notes to any account over which it exercises discretionary authority, without the prior written approval of the customer. The appointment of a qualified independent underwriter is not necessary in connection with the offering because the conditions of FINRA Rule 5121(a)(1)(C) are satisfied. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters and the banks did not have any involvement in such decision or determination.

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of:

(a)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(b)

a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)	not a qualified investor as defined in the Regulation (EU) No 2017/1129, known as the “Prospectus Regulation”.

Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

The Notes have not been and may not and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). No advertisement, invitation or document relating to the Notes has been or may be or will be issued or has been, may be or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

This offering of the Notes has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended, the “FIEA”) or any other laws, regulations or ministerial guidelines of Japan and, accordingly, the Notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for reoffering or resale, directly or indirectly, in Japan, or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an “institutional investor” (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification

Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), and/or other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered, issued or sold within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration with, filing or the approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.

LEGAL MATTERS

Certain legal matters in respect of the offering of the Notes will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, with respect to matters of Canadian law, and by Jones Day, Atlanta, Georgia, U.S., with respect to matters of U.S. law. Certain legal matters in respect of the offering of the Notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, U.S., with respect to matters of U.S. law.

As of the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

EXPERTS

The Annual Financial Statements have been audited by KPMG LLP.

Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo., an employee of Nutrien, prepared the Allan Technical Report, the Cory Technical Report, the Lanigan Technical Report, the Rocanville Technical Report and the Vanscoy Technical Report (each as defined in the AIF) in accordance with NI 43-101.

Interests of Experts

KPMG LLP are the auditors of Nutrien and have confirmed with respect to Nutrien that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Nutrien under all relevant U.S. professional and regulatory standards.

As of the date of this prospectus supplement, Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo., is an employee of Nutrien and holds beneficially, directly or indirectly, less than one percent of any class of outstanding securities of Nutrien or its associates or affiliates.

AGENT FOR SERVICE OF PROCESS

Each of Maura J. Clark, Michael J. Hennigan, Raj S. Kushwaha, Consuelo E. Madere and Nelson L.C. Silva, who are directors of Nutrien Ltd., resides outside of Canada and has appointed Nutrien Ltd., Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. The majority of our directors and most of our officers and the experts named in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference therein are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a final judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada, if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, of which this prospectus supplement and the accompanying prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Notes under this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the accompanying prospectus from documents filed with the SEC and the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from our Corporate Secretary at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6, Phone: (306) 933-8500. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Notes offered hereunder.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, and with the SEC, are specifically incorporated by reference in, and form an integral part of, the accompanying prospectus:

(i)	the AIF;

(ii)	the Annual Financial Statements;

(iii)	the Annual MD&A;

(iv)	the Interim Financial Statements;

(v)	the Interim MD&A; and

(iv)	our management information circular dated March 20, 2024 relating to the annual meeting of our shareholders held on May 8, 2024 (the “Circular”).

Readers should review the cautionary notes regarding forward-looking statements contained in the documents incorporated by reference in the accompanying prospectus in relation to forward-looking statements made in such documents.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of the offering of Notes hereunder shall be deemed to be incorporated by reference into the accompanying prospectus. In addition, any similar documents we file with or furnish to the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act, in each case, after the date of this prospectus supplement and prior to the termination of the offering of the Notes hereunder, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports.

Any statement contained in this prospectus supplement, the accompanying prospectus or any document incorporated or deemed to be incorporated by reference therein for the purposes of the offering of the Notes offered hereby, shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus supplement or the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference may be obtained on request without charge from our Corporate Secretary at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6, Phone: (306) 933-8500. As noted above, information on or connected to our website, even if referred to in a document incorporated by reference in this prospectus supplement or the accompanying prospectus, does not constitute part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference therein.

We have filed with the SEC a registration statement on Form F-10 relating to the offering of the Notes. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement or the documents incorporated by reference therein, as permitted by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the accompanying prospectus but contained in the exhibits to the registration statement or the documents incorporated by reference therein are available on the SEC’s website at www.sec.gov.

We file certain annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar authority in each of the provinces of Canada. Under the MJDS adopted by the United States and Canada, such documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of U.S. proxy statements, and our directors and officers are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities commission or similar authority in each of the provinces of Canada are available under our profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca.

Base Shelf Prospectus

SHORT FORM BASE SHELF PROSPECTUS

New Issue

March 22, 2024

NUTRIEN LTD.

Common Shares

Preferred Shares

Subscription Receipts

Debt Securities

Share Purchase Contracts

Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), one or more series of unsecured debt securities consisting of debentures, notes or other unsecured evidence of indebtedness (“Debt Securities”), Share Purchase Contracts (as defined herein), and/or units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, collectively with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Share Purchase Contracts, the “Securities”) during the 25-month period that this prospectus, including any amendments hereto, remains effective. Securities may be offered and sold in Canada and/or the United States and elsewhere permitted as by applicable laws. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by Canada and the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements that are included or incorporated by reference in this prospectus in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and such financial statements are subject to the auditing standards of the Public Company Accounting Oversight Board (United States). As a result, our financial statements may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences, both in Canada and the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our directors and most of our officers and the experts named in this prospectus and the documents incorporated by reference herein are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States.

Securities may be offered separately or together, in amounts, at prices and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will (except in respect of any sales pursuant to an at-the-market distribution) be described in one or more prospectus supplements, which will accompany this prospectus. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to prospective purchasers together with this prospectus, such delivery to be effected in the case of U.S. purchasers through the filing of such prospectus supplement or prospectus supplements with the SEC. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of applicable securities laws as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

This prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. We may sell Securities to or through underwriters or dealers purchasing as principals, and may also issue or sell Securities to one or more purchasers directly, in accordance with applicable securities laws, or through agents. See “Plan of Distribution”. This prospectus may also qualify as an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (an “at-the-market distribution”), provided that the requirements of Part 9 of National Instrument 44-102 – Shelf Distributions are complied with in connection with the filing of a prospectus supplement for an at-the-market distribution. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be at-the-market distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set forth in the applicable prospectus supplement. If Securities are offered on a non-fixed price basis, the compensation payable to any underwriter, dealer or agent in connection with any such sale will be increased or decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us and the price at which Securities will be offered and sold may vary as between purchasers and during the distribution period.

ii

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced or interrupted at any time during the distribution. No underwriter of, or dealer involved in, an at-the-market distribution under the applicable prospectus supplement, and no person or company acting jointly or in concert with such an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the prospectus supplement applicable to the at-the-market distribution, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities. See “Plan of Distribution”.

Our Common Shares are listed on the TSX and on the NYSE under the symbol “NTR”. On March 21, 2024, the last trading day before the date of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$72.58 per Common Share and the closing price of the Common Shares on the NYSE was U.S.$53.62 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units will not be listed on any securities or stock exchange. There is no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units, and the extent of applicable regulation. See “Risk Factors”.

Investing in the Securities offered by this prospectus involves risks. See “Risk Factors ” and “Cautionary Note Regarding Forward-Looking Statements”.

As of March 11, 2024, we have determined that we qualify as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

Each of Maura J. Clark, Michael J. Hennigan, Raj S. Kushwaha, Consuelo E. Madere and Nelson L.C. Silva, who are directors of Nutrien Ltd., resides outside of Canada and has appointed Nutrien Ltd., Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Our registered head office is located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6. We also have corporate offices at 13131 Lake Fraser Drive S.E., Calgary, Alberta T2J 7E8 and 5296 Harvest Lake Drive, Loveland, Colorado 80538.

iii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Except as set forth under “Description of Debt Securities” and unless otherwise stated or the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Nutrien”, “we”, “us” or “our” mean Nutrien Ltd. and its subsidiaries, any partnerships of which Nutrien Ltd. and any of its subsidiaries are the partners, and our significant equity investments and joint ventures.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the SEC. Under the registration statement, we may, from time to time, issue or sell any of the Securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the Securities that we may offer. Each time we issue or sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this prospectus have been prepared in accordance with IFRS, which differs from U.S. generally accepting accounting principles. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. The financial statements incorporated by reference in this prospectus are presented in U.S. dollars, which is our presentation and functional currency and, accordingly, unless otherwise specified or the context otherwise requires, all financial information included or incorporated by reference in this prospectus is presented in U.S. dollars.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

The technical disclosure regarding our mineral reserves and mineral resources included in or incorporated by reference in this prospectus has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, including the meanings of “mineral reserves” and “mineral resources” ascribed thereby. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by Nutrien in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this prospectus and the documents incorporated by reference herein that describe Nutrien’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY REFERENCES; EXCHANGE RATE INFORMATION

In this prospectus, references to “dollars”, “$”, and “U.S.$” are to U.S. dollars, and references to “Cdn.$” are to Canadian dollars. The exchange rate between the Canadian dollar and the U.S. dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average daily average exchange rates during such periods, and (iii) the high and low exchange rates during each period, in each case based on the Bank of Canada daily average exchange rate for U.S. dollars.

	Year Ended December 31,
	2023	2022	2021
Rate at end of period	0.7561	0.7383	0.7888
Average rate for period	0.7410	0.7692	0.7980
High rate for period	0.7617	0.8031	0.8306
Low rate for period	0.7207	0.7217	0.7727

On March 21, 2024, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada daily average exchange rate for U.S. dollars, was Cdn.$1.00 = U.S.$0.7394.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995, as amended, that relate to future events or our future financial performance. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements often contain words such as “should”, “could”, “expect”, “may”, “will”, “anticipate”, “forecast”, “believe”, “intend”, “estimate”, “plan”, “project” and similar expressions.

In addition to the foregoing cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference herein, prospective purchasers should refer to “Advisories – Forward-Looking Information” in our AIF (as defined herein), “Forward-Looking Statements” in our Annual MD&A (as defined herein), as well as the advisories section of any documents incorporated by reference herein which are filed after the date of this prospectus, for a description of other factors affecting such forward-looking statements.

Investors are cautioned not to place undue reliance on the forward-looking statements, which involve known and unknown risks and uncertainties, including those referred to in this prospectus, in any prospectus supplement or in any document incorporated by reference herein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions. The key assumptions that have been made in connection with the forward-looking statements are set forth in the relevant documents incorporated by reference herein.

The material risks and uncertainties that could cause Nutrien’s actual results to differ from those expressed or implied in forward-looking statements contained or incorporated by reference herein are discussed more fully under “Risk Factors” in this prospectus, under “Risk Factors” in the AIF, under “Key Enterprise Risks” in the Annual MD&A, as well as the advisories section of any documents incorporated by reference herein which are filed after the date of this prospectus. Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise any forward-looking statements even if circumstances or management’s estimates or opinions should change.

RISK FACTORS

An investment in the Securities will be subject to various risks including those discussed below and in the documents incorporated by reference herein, as well as those risks inherent to the industry in which Nutrien operates.

Discussions of certain risk factors affecting Nutrien in connection with its business are set forth in Nutrien’s disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus. In particular, see “Risk Factors” in the AIF and “Key Enterprise Risks” in the Annual MD&A. See “Where You Can Find More Information”. The risks and uncertainties described herein and therein are not the only risks Nutrien faces. Additional risks and uncertainties, including those of which Nutrien currently is unaware or deems immaterial, may adversely affect our business, financial condition or results of operations. Before investing, prospective purchasers of Securities should carefully consider the risks discussed below, the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference herein) and those described in a prospectus supplement relating to a specific offering of Securities.

Risks relating to the Securities

The Debt Securities will be structurally subordinated to certain indebtedness of our subsidiaries.

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries. The Debt Securities will be obligations exclusively of Nutrien. Our subsidiaries will not guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will, therefore, be structurally subordinated to all existing and future obligations of our subsidiaries as a result of Nutrien being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries, creditors of Nutrien (including the holders of the Debt Securities), as well as shareholders of Nutrien, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of the subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before Nutrien, as a shareholder of such subsidiaries, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Nutrien, including claims under the Debt Securities, except to the extent that Nutrien may itself be a creditor with recognized claims against such subsidiaries ranking at least pari passu with such other creditors, in which case the claims of Nutrien would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries senior to that held by Nutrien. There are no terms of the Debt Securities that limit the ability of our subsidiaries to incur additional indebtedness.

The decision to pay dividends and the amount of such dividends is subject to the discretion of our board of directors based on numerous factors and may vary from time to time.

The declaration, amount and date of payment of any dividends will be determined by the board of directors of Nutrien from time to time and will be subject to, among other things, legal restrictions, earnings, cash flows, financial requirements, financial covenants and other conditions.

The amount of cash available to Nutrien to pay dividends, if any, may vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance; fluctuations in prices for our products and raw materials utilized in the production thereof; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to capital markets; foreign currency exchange rates and interest rates; and the other risk factors set forth, or incorporated by reference, in this prospectus.

The board of directors of Nutrien will evaluate any proposed dividend payments against the solvency test requirements of the Canada Business Corporations Act (the “CBCA”). In addition, the level of dividends will be affected by the number of outstanding Common Shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on our operational and financial performance, as well as other factors discussed above. The market value of the Common Shares may deteriorate if Nutrien is unable to meet dividend expectations in the future, and such deterioration could be material.

Our ability to service our indebtedness and to pay dividends on the Common Shares and the Preferred Shares is dependent on the operating cash flow of our subsidiaries.

As a result of Nutrien being a holding company, its operating cash flow and ability to service its indebtedness, including the Debt Securities, or to pay dividends on the Common Shares or the Preferred Shares, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to Nutrien in the form of loans, dividends or other payments. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares or the Preferred Shares or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Nutrien by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units or that a trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will develop.

Prior to the initial offering of Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts and Units will not be listed on any securities or stock exchange. There is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell such Securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units and the extent of issuer regulation.

The Common Shares may be subject to price and volume fluctuations, and the market price for the Common Shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, and the market prices of securities of many companies have been subject to wide fluctuations not necessarily indicative of the operating performance, underlying asset values, success or prospects of such companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, inflation, supply chain disruptions, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the Common Shares may be volatile from time to time. The market price for the Common Shares may be affected by numerous factors beyond our control. These fluctuations may affect the price of the Common Shares following an offering, and the market price of the Common Shares may drop below the offering price. As a result of this volatility, you may not be able to sell your Common Shares at or above the offering price.

Credit ratings may not reflect all risks of an investment in the Debt Securities or the Preferred Shares and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities or the Preferred Shares. Any credit ratings applied to the Debt Securities or the Preferred Shares are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities or the Preferred Shares and may have an adverse impact on our liquidity and the cost of or terms on which we can issue such Securities or obtain alternative financing. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities or the Preferred Shares. There is no assurance that any credit rating assigned to the Debt Securities or the Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Increases in interest rates may cause the value of the Debt Securities or the Preferred Shares to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities or the Preferred Shares. The market price or value of the Debt Securities or the Preferred Shares may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such Securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such Securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such Securities as the optional redemption date or period approaches.

The Debt Securities may be subject to foreign currency risk.

An investment in Debt Securities that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets and potential liquidity constraints in the secondary market. Such risks will vary depending on the currency or currencies involved and generally depend on economic and political events over which we have no control. Such risks will be more fully described in the applicable prospectus supplement.

We may issue additional Securities in the future which may dilute the holdings of existing securityholders, including the holders of Securities purchased under this prospectus, or which may have priority over existing securityholders.

We may issue additional Securities, which may dilute the holdings of existing securityholders, including purchasers of Securities under this prospectus. We may also issue Debt Securities that have priority over holders of other Securities with respect to payment in the event of an insolvency or winding up of Nutrien. Securityholders will have no pre-emptive rights in connection with any such further issuances. The board of directors of Nutrien has the discretion to determine the price and terms of any Debt Securities, the designation, rights, privileges, restrictions and conditions attaching to any series of Preferred Shares, and the price and terms of any issuances of Common Shares, Subscription Receipts, Share Purchase Contracts and Units.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on Securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the Securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such Securities will not be available at the maturity of such Securities.

NUTRIEN

We are an integrated provider of crop inputs and services, playing a critical role in helping growers around the globe increase food production in a sustainable manner. We supply growers through our leading global Retail network – including crop nutrients, crop protection products, seed and merchandise, as well as agronomic and application services. We operate more than 2,000 retail selling locations across the United States, Canada, Australia and South America, servicing approximately 500,000 grower accounts.

Nutrien is the world’s largest provider of crop inputs and services, producing potash, nitrogen and phosphate. We sold approximately 26 million tonnes of manufactured fertilizer in 2023 from our production facilities in Canada, the United States and Trinidad.

As of December 31, 2023, we estimate our Potash operations represented 20 percent of global potash nameplate capacity, our Nitrogen operations represented 2 percent of global nitrogen nameplate capacity and our Phosphate operations represented approximately 3 percent of global phosphate nameplate capacity.

We report our results in four operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. For a description of our business and operating segments, see “Description of the Business” in the AIF and “Our Company – Operating Segments”, “Results – 2023 Nutrien Ag Solutions (“Retail”) Financial Performance”, “Results – 2023 Potash Financial Performance”, “Results – 2023 Nitrogen Financial Performance” and “Results – 2023 Phosphate Financial Performance” in the Annual MD&A.

DESCRIPTION OF SHARE CAPITAL

Authorized Share Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which the following general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. As at March 21, 2024, 494,583,497 Common Shares were issued and outstanding and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to: (i) vote at all meetings of holders of Common Shares (except meetings at which only holders of a specified class or series of shares of Nutrien are entitled to vote as provided in the CBCA) and to one vote for each Common Share held on all polls taken at such meetings; (ii) receive, subject to the rights of holders of another class of shares of Nutrien, any dividend declared by the directors of Nutrien from time to time, in their absolute discretion, in accordance with applicable law; and (iii) receive, subject to the rights of holders of another class or series of shares of Nutrien, the remaining property of Nutrien on the liquidation, dissolution or winding up of Nutrien or any other distribution of assets of Nutrien for the purposes of winding up its affairs, whether voluntary or involuntary. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and other Securities, as the case may be, are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors of Nutrien. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders, whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

The particular terms of each issue of Common Shares, including the number of Common Shares being offered and the price at which the Common Shares will be offered or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution), will be described in the applicable prospectus supplement.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the board of directors of Nutrien. Subject to the CBCA, the board of directors of Nutrien may fix, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares.

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of Nutrien or any other distribution of assets of Nutrien for the purposes of winding up its affairs, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series. The Preferred Shares shall be entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of property in the event of the liquidation, dissolution or winding-up of Nutrien, whether voluntary or involuntary, and may also be given such other preferences over the Common Shares and any other shares of Nutrien ranking junior to the Preferred Shares as may be determined by the board of directors.

The holders of Preferred Shares shall not be entitled (except as specifically provided in the rights, privileges, restrictions and conditions attaching to any series of Preferred Shares and except as provided in the CBCA) to receive notice of or attend any meeting of the holders of Common Shares or to vote at any such meeting for any purpose.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Nutrien may create shares ranking prior to the Preferred Shares, only with the approval of the holders of Preferred Shares as a class, any such approval to be given by the holders of not less than 66-2/3 percent of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares will be described in the applicable prospectus supplement and will supplement and, if applicable, may modify or replace the general terms described in this section. Accordingly, the statements made in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. We may issue Subscription Receipts that entitle the holder to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts. Subscription Receipts may be offered separately or together with other Securities. The Subscription Receipts will be issued under a subscription receipt agreement to be entered into between Nutrien and one or more financial institutions or trust companies acting as escrow agent.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with securities regulatory authorities in Canada and with the SEC after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered or the manner in which the offering price will be determined (in the event the offering is a non-fixed price distribution);

•	the terms, conditions and procedures for the exchange of the Subscription Receipts into Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts, as the case may be;

•	the number of Common Shares, Preferred Shares, Debt Securities or Share Purchase Contracts, as the case may be, that may be exchanged for each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such Security;

•	the terms applicable to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and

•

any other material terms and conditions of the Subscription Receipts, including, without limitation, transferability and adjustment terms and whether Subscription Receipts will be listed on a securities or stock exchange.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against Nutrien in respect of the conversion, exchange or exercise of such Subscriptions Receipts, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the Subscription Receipts or upon conversion, exchange or exercise, upon surrender of the underlying Securities gained thereby, as applicable, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Subscription Receipts under this prospectus and the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Subscription Receipts under this prospectus and the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act, 1988 (Saskatchewan), and is in addition to any other right or remedy available to original purchasers under section 137 of the Securities Act, 1988 (Saskatchewan) or otherwise at law. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation may be limited. See “Statutory Rights of Withdrawal and Rescission”.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Nutrien” refer only to Nutrien Ltd. excluding, unless otherwise stated or the context otherwise requires, its subsidiaries, any partnerships involving Nutrien Ltd. or any of its subsidiaries, or any of its significant equity investments and joint ventures.

The Debt Securities will be issued under an indenture dated as of April 10, 2018 (the “Indenture”) between Nutrien and The Bank of New York Mellon, as trustee (the “Trustee”). The Indenture is subject to and governed by the CBCA and, consequently, is exempt from certain provisions of the U.S. Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The Debt Securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary of the material provisions and definitions of the Indenture and the Debt Securities, which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement on Form F-10, including the Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened from time to time for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)

the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months;

(e)

the place or places, if any, other than the office of the Trustee or an affiliate thereof, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)

the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)

our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)

if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)

if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)

if other than U.S. dollars, the currency in which payment of the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)

whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)

whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series is to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both;

(s)	whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository therefor;

(t)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(u)

the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Securities are registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(v)

if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(w)

if other than as described herein, whether and under what circumstances we will pay Additional Amounts (as defined herein) on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such Additional Amounts;

(x)	if the Debt Securities of a series are to be subordinated to other of our obligations, the terms of the subordination and any related provisions;

(y)

whether the Debt Securities of a series will be convertible into securities or other property, including our Common Shares or other Securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at our option or otherwise, the terms and conditions relating to conversion of such Debt Securities and any other provisions relating to the conversion of such Debt Securities;

(z)	whether we will undertake to list the Debt Securities of a series on any securities or stock exchange or automated interdealer quotation system; and

(aa)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our direct, unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries. See “Risk Factors – The Debt Securities will be structurally subordinated to certain indebtedness of our subsidiaries”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issued in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)

issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)

exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer Debt Security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, and Additional Amounts, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). Purchasers of Debt Securities are cautioned that the laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on any Debt Securities represented by global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Capital Stock” means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible or exchangeable for capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated), warrants or other options to purchase any thereof.

“Consolidated Net Tangible Assets” means, at any date, the gross book value as shown by our accounting books and records of all property (both real and personal) of Nutrien and its Subsidiaries, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles (including appropriate deductions for any minority interests in the property of our Subsidiaries), less (a) the gross book value of all our licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (b) gross Debt discount and expense, (c) all reserves for depreciation, obsolescence, depletion and amortization of our properties, and (d) all other proper reserves which in accordance with Canadian generally accepted accounting principles should be provided for in connection with the business conducted by Nutrien and its Subsidiaries.

“Debt” means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Non-Recourse Debt” means Debt to finance the creation, development, construction, acquisition or improvement of properties or assets and any increases in or extensions, renewals, refinancings, replacements or refundings of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred and to the receivables, inventory, equipment, chattel paper, contracts, intangibles and other assets, rights or collateral connected with the properties or assets so created, developed, constructed, acquired or improved.

“Person” means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Property” means (a) any real property interest, including any mining claims and leases, and any manufacturing plants, distribution facilities, warehouses or other improvements thereon, owned or leased by us or any Subsidiary of ours, whether owned or leased as of the date of the Indenture or thereafter, the gross book value of which (when combined with any property in proximity thereto which is an integral part of the same project) exceeds five percent of Consolidated Net Tangible Assets, other than any real property interest or any manufacturing plant, distribution facility, warehouse or other improvements thereon which our board of directors by resolution declares are not material to the total business conducted by us and our Subsidiaries as an entirety and which, when taken together with all other real property interests and any manufacturing plants, distribution facilities, warehouses or other improvements thereon as to which such declaration has been so made, is so declared by our board of directors to be not of material importance to the total business conducted by us and our Subsidiaries as an entirety and (b) any of the Capital Stock or debt securities issued by any of our Significant Subsidiaries.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the U.S. Exchange Act (as defined herein).

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50 percent of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50 percent of the ownership interests having ordinary voting power of which shall be at the time so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any Principal Property, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or, including in the event such Debt is subordinate in right of payment to the Indenture Securities, prior to) such Debt for so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not apply to mortgages on or with respect to property that is not Principal Property or to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)

mortgages on any property acquired, constructed or improved by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within one year after such acquisition, construction or improvement to secure or provide for the payment of all or part of the purchase price or cost of construction thereof or of improvements thereon (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)

existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not Incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract, statute or other legal requirement;

(f)

mortgages on any property to secure asset retirement, reclamation or similar obligations, or to secure penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters;

(g)	mortgages in connection with Debt which, by its terms, is Non-Recourse Debt to us or any Subsidiary of ours;

(h)

any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d), (e), (f) or (g); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, refinancing, replacement or refunding, together with the reasonable costs (including, without limitation, any premiums or make-whole payments) related to such extension, renewal, refinancing, replacement or refunding, and that security for such extension, renewal, refinancing, replacement or refunding shall be limited to all or a part of the property that secured the mortgage so extended, renewed, refinanced, replaced or refunded (plus improvements on such property); and

(i)

any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions and any obligation existing on the date the Indenture Securities are originally issued that becomes Debt after such date solely due to a change in Canadian generally accepted accounting principles) would not then exceed 15 percent of Consolidated Net Tangible Assets;

provided, further, that “mortgages” shall not include:

A.	mortgages for taxes and other governmental assessments, including utility charges and vault rentals (i) which are not yet delinquent, or (ii) which are being contested in good faith;

B.	carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s, brokers’ or other like mortgages arising or incurred in the ordinary course of business;

C.	attachment or judgment mortgages not giving rise to a default or an event of default and which are being contested in good faith;

D.

pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

E.

deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and

F.	easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other Person, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing entity or such Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving entity or such Person is an entity organized and validly existing under the laws of Canada or any province thereof, the United States, any state thereof or the District of Columbia, or any of Australia, France, Germany, Norway or the United Kingdom, and (iv) we or such Person shall have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Defeasance and will be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Indenture Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)

we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance (as defined herein) option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture

Securities, from the “Limitation on Liens” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Indenture Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)

we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts on the Indenture Securities of such series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of such series at maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture and the Indenture Securities of such series at maturity;

(d)

breach or default in the performance of any other covenant or agreement of ours in the Indenture which affects or is applicable to Indenture Securities of such series (other than a default in the performance, or breach of a covenant or warranty which is specifically dealt with elsewhere in the Indenture), which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25 percent in principal amount of all outstanding Indenture Securities affected thereby;

(e)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(f)	any other events of default provided with respect to the Indenture Securities of such series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee, if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (f) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee, if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25 percent in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Indenture Securities of any series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee, if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee indemnity satisfactory to the Trustee. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25 percent in principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered the Trustee indemnity satisfactory to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of, or any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”):

(a)	with which we do not deal at “arm’s length” (within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”)) at the time of making such payment;

(b)

which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder;

(c)

which is subject to such Taxes by reason of the holder’s failure to comply with any reasonable written request, made to the holder in writing at least 30 days before any such withholding or deduction would be payable, by us or any paying agent to timely provide certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding from, such Taxes;

(d)

which would not have been subject to such Taxes but for such holder’s failure to present the Indenture Securities within 30 days after the date on which such payments became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent the holder would have been entitled to Additional Amounts had such Indenture Securities been presented on the last day of such 30-day period);

(e)	which is subject to such Taxes to the extent such Taxes are estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(f)

which is a fiduciary, a partnership or a person other than the sole beneficial owner of any such payment, if such Taxes would not have been imposed had the beneficiary or settlor with respect to such fiduciary, a member of such partnership or other beneficial owner of the payment been the holder of the Indenture Security;

(g)

which is a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act) of us or at any time not dealing at “arm’s length” (within the meaning of the Income Tax Act) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act) of us as a consequence of the payment being deemed to be a dividend under the Income Tax Act; or

(h)	which is subject to such Taxes by reason of any combination of (a) through (g) above.

We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. In the event we fail to adequately remit to the appropriate taxing authority Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (A) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Taxes imposed with respect to any reimbursement under (A) or (B), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officer’s certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Each series of notes will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the applicable series of notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), any change in any official position regarding the application or interpretation of such laws or regulations, or a judicial decision rendered by a court of competent jurisdiction (whether or not made, taken or reached in respect of us), which change is announced or becomes effective on or after the date of the applicable prospectus supplement, provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under such notes).

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class), provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities of such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

The Indenture provides that as long as any Indenture Securities are outstanding, we will file with the Trustee, within 15 days after we file the same with the SEC, copies of the annual reports and the information, documents and other reports which we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”). The filing of such information, documents and reports with the SEC will constitute filing of such information, documents and reports with the Trustee.

Governing Law

The Indenture is and the Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we have irrevocably appointed CT Corporation System, 28 Liberty Street, New York, New York 10005 as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

Nutrien may issue share purchase contracts, including contracts obligating holders to purchase from Nutrien, and Nutrien to sell to the holders, a specified number of Common Shares or Preferred Shares, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Common Share or Preferred Share, as the case may be, and the number of Common Shares or Preferred Shares, as the case may be, may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. Share Purchase Contracts will require the purchase price to be paid either at the time the Share Purchase Contracts are issued or at a specified future date. Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. Share Purchase Contracts also may require Nutrien to make periodic payments to the holders of such Share Purchase Contracts or vice versa, and such payments may be unsecured or prefunded and may be paid on a current or a deferred basis.

Share Purchase Contracts may be issued separately or as part of Units consisting of a Share Purchase Contract and any other Securities or a beneficial interest in debt securities, preferred shares or debt obligations of third parties, including, but not limited to, U.S. treasury securities, and may or may not secure holders’ obligations to purchase Common Shares or Preferred Shares, as the case may be, thereunder.

The particular terms of each issue of Share Purchase Contracts will be described in the applicable prospectus supplement. This description will include, where applicable:

•

whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Preferred Shares, as the case may be, and the nature and amount of each of these Securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not or paid in instalments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether the Share Purchase Contracts are to be settled by delivery or by reference or linkage to the value or performance of Common Shares or Preferred Shares, as the case may be;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether the Share Purchase Contracts will be issued in fully registered or global form;

•	the designation and terms of any other securities with which the Share Purchase Contracts will be offered, if any;

•	the material income tax consequences of owning, holding and disposing of the Share Purchase Contracts; and

•

any other material terms and conditions of the Share Purchase Contracts, including, without limitation, transferability and adjustment terms and whether the Share Purchase Contracts will be listed on a securities or stock exchange.

The description of the Share Purchase Contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the applicable Share Purchase Contracts and any collateral, depositary or custodial arrangements, as the case may be, relating to such Share Purchase Contracts.

Original purchasers of Share Purchase Contracts will have a contractual right of rescission against Nutrien in respect of the conversion, exchange or exercise of such Share Purchase Contracts, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid for the Share Purchase Contracts or upon conversion, exchange or exercise, upon the surrender of underlying securities gained thereby, as the case may be, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Share Purchase Contracts under this prospectus and the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Share Purchase Contracts under this prospectus and the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 137 of the Securities Act, 1988 (Saskatchewan), and is in addition to any other right or remedy available to original purchasers under section 137 of the Securities Act, 1988 (Saskatchewan) or otherwise at law. Original purchasers are further advised that in certain provinces, the statutory right of action for damages in connection with a prospectus misrepresentation may be limited. See “Statutory Rights of Withdrawal and Rescission”.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Accordingly, the holder of a Unit will have the rights and obligations of a holder of each Security included in such Unit. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms of each issue of Units will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form; and

•	any other material terms and conditions of the Units.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since December 31, 2023 other than the increase in our short-term debt by approximately U.S.$1.25 billion from December 31, 2023 to March 21, 2024.

EARNINGS COVERAGE RATIO

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to an offering of Preferred Shares or Debt Securities, as required by applicable securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also issue and sell Securities directly to one or more purchasers, in accordance with applicable securities laws, or through agents.

Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are deemed to be at-the-market distributions, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities, and as set forth in the applicable prospectus supplement. The prices at which Securities may be offered may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the compensation payable to any underwriter, dealer or agent to us will be increased or decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, dealer or agent to us. Securities may be offered for cash or in exchange for outstanding securities or other assets.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus, any prospectus supplement or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, other than an at-the-market distribution, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced or interrupted at any time during the distribution. No underwriter of, or dealer involved in, an at-the-market distribution under the applicable prospectus supplement, and no person or company acting jointly or in concert with such an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities or securities of the same class as the Securities distributed under the prospectus supplement applicable to the at-the-market distribution, including selling an aggregate number of or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units will be a new issue of such Securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units on a national securities or stock exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market-making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities, Share Purchase Contracts or Units are listed on a national securities or stock exchange.

USE OF PROCEEDS

Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities. Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities, including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP and certain legal matters relating to U.S. law in connection with the issuance of Securities will be passed upon for us by Jones Day. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the CBCA. The majority of our directors and most of our officers and the experts named in this prospectus and in the documents incorporated by reference herein are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a final judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada, if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6, Phone: (306) 933-8500.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a)	our annual information form dated February 22, 2024 for the year ended December 31, 2023 (the “AIF”);

(b)

our audited annual consolidated financial statements, consisting of our consolidated balance sheets as at December 31, 2023 and December 31, 2022 and our consolidated statements of earnings, comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, together with the notes thereto and the report of our independent registered public accounting firm thereon (“Annual Financial Statements”);

(c)	our management’s discussion and analysis of operations and financial condition for the year ended December 31, 2023 (the “Annual MD&A”); and

(d)	our management proxy circular dated March 20, 2023 relating to the annual meeting of our shareholders held on May 10, 2023.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial reports, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports, filed by us with securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of the distribution period of this prospectus shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report filed with or furnished to the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part (except that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report).

Any statement contained in this prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement, in the light of the circumstances under which it was made, not misleading. Any statement so modified or superseded shall not be deemed, except to the extent so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements, together with the notes thereto and the auditor’s report thereon, and management’s discussion and analysis related thereto being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form and all previous annual audited consolidated financial statements, unaudited interim consolidated financial reports, and related management’s discussion and analysis and material change reports filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated by reference into this prospectus for the purpose of future offers and sales of Securities hereunder. In addition, upon a new annual information form being filed by us with the applicable securities regulatory authorities during the currency of this prospectus for which the related annual audited consolidated financial statements include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim consolidated financial reports and the related interim management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial reports and the related interim management’s discussion and analysis filed prior to the new interim financial reports shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a new management proxy circular relating to an annual general meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual general meeting of our shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities will be filed under Nutrien’s corporate profile on www.sedarplus.ca. In the event that such marketing materials are filed subsequent to the date of the filing of the applicable prospectus supplement pertaining to the distribution of Securities to which such marketing materials relate and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered or made available to purchasers of such Securities together with this prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this prospectus for the purposes of applicable securities laws as of the date of any such prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this prospectus; (ii) the consent of KPMG LLP; (iii) the consent of Blake, Cassels & Graydon LLP; (iv) the consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.; (v) powers of attorney of our directors and officers; (vi) the Indenture; and (vii) the statement of eligibility on Form T-1 of the Trustee.

EXPERTS

KPMG LLP are the auditors of Nutrien and have confirmed with respect to Nutrien that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Nutrien under all relevant U.S. professional and regulatory standards.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete and, in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other materials with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan S7K 5R6, Phone: (306) 933-8500. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedarplus.ca.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces of Canada have adopted substantively harmonized blanket orders, including General Order 44-501 Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers of the Financial and Consumer Affairs Authority of Saskatchewan (collectively with the equivalent local blanket orders in each of the other provinces of Canada, as amended, modified or varied, the “WKSI Blanket Orders”). This prospectus has been filed by Nutrien in reliance upon the WKSI Blanket Orders, which exempt “well-known seasoned issuers” or “WKSIs” (as such terms are defined in the WKSI Blanket Orders) from, among other things, the requirement to file and obtain a receipt for a preliminary short form base shelf prospectus and certain disclosure requirements with respect to the final short form base shelf prospectus. As of March 11, 2024, Nutrien has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

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NUTRIEN LTD.

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PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

CIBC Capital Markets	Goldman Sachs & Co. LLC	J.P. Morgan	RBC Capital Markets

    , 2024